 NDT VENTURES LTD.

NORTHAIR GROUP COMPANY

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC  • V6C 2T6  CANADA •

TEL: (604) 87-7545  FAX: (604) 689-5041

NOTE TO READER

These interim consolidated financial statements of NDT Ventures Ltd. for the three months ended 31 August 2004 have been prepared by management and have not been subject to review by the Company’s auditors.

NDT VENTURES LTD.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

31 AUGUST 2004

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Interim Consolidated Balance Sheet
Unaudited – Prepared by Management
Canadian Funds

	August 31		May 31
ASSETS	2004	2003	2004
Current
Cash and short-term investments	$876,658	$891,389	$439,687
Restricted cash (Note 5f)	370,504	814,918	465,181
Accounts receivable	29,295	8,657	16,593
	1,276,457	1,714,964	921,461
Reclamation Bond	19,360	16,837	19,360
Mineral Property Costs (Note 3)	890,665	347,956	736,853
Investments (Note 4)	113,024	114,082	113,024
Mining Equipment, net of accumulated amortization of $114,815 (2004 - $114,272)	6,699	9,570	7,242
	$2,306,205	$2,203,409	$1,797,940

LIABILITIES
Current
Accounts payable and accrued liabilities	$37,789	$86,925	$102,883
Due to related parties (Note 7a)	35,864	17,858	14,154
	73,653	104,783	117,037

SHAREHOLDERS' EQUITY
Share Capital (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
37,120,695 (33,537,745) shares	25,143,493	24,323,185	24,424,066
Deficit (Statement 2)	(22,910,941)	(22,224,559)	(22,743,163)
	2,232,552	2,098,626	1,680,903
	$2,306,205	$2,203,409	$1,797,940

ON BEHALF OF THE BOARD:

“Fred G. Hewett”	Director
“D. Bruce McLeod”	Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Interim Consolidated Statement of Operations
Unaudited – Prepared by Management
Canadian Funds

	For the Three Months Ended
	31 August 2004	31 August 2003
General and Administrative Expenses
Management and administrative fees	$27,000	$45,000
Salaries and benefits	-	8,882
Stock-based compensation (Note 5e)	98,434	-
Regulatory compliance	2,107	1,110
Legal and accounting	2,831	5,467
Shareholder information and meetings	9,775	5,010
Travel and promotion	7,439	4,874
Office and general	3,040	1,865
Transfer agent fees	247	627
Amortization	543	776

Loss Before the Undernoted	151,416	73,611
Exploration on outside properties and properties abandoned (Note 3)	20,599	73,206
Write-down of investments	-	1,669
Foreign exchange loss (gain)	(688)	(3,296)
Interest income	(3,549)	(11,843)

Loss for the Period	167,778	133,347
Deficit – Beginning of the period	22,743,163	22,091,212
Deficit – End of the period	$22,910,941	$22,224,559

Loss per Share – Basic and Diluted	$0.01	$0.01

Weighted Average Number of Shares Outstanding	36,214,082	32,967,952

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Interim Consolidated Statement of Cash Flows
Unaudited – Prepared by Management
Canadian Funds

	For the Three Months Ended
	31 August 2004	31 August 2003
Operating Activities
Loss for the period	$(167,778)	$(133,347)
Items not affecting cash
Exploration on outside properties and properties abandoned	20,599	73,206
Write-down of investments	-	1,669
Amortization	543	776
Stock-based compensation	98,434	-
	(48,202)	(57,696)
Changes in current assets and liabilities
Accounts receivable	(12,702)	4,844
Accounts payable and accrued liabilities	(43,384)	82,100
	(104,288)	29,248
Investing Activities
Exploration expense advance	-	42,218
Mineral property costs	(174,411)	(232,259)
	(174,411)	(190,041)
Financing Activities
Share capital issued for cash, net	620,993	-
	620,993	-

Net Increase (Decrease) in Cash and Short-Term Investments	342,294	(160,793)
Cash position - Beginning of period	904,868	1,867,100
Cash Position - End of Period	$1,247,162	$1,706,307

Cash position consists of:
Cash and short-term investments	$876,658	$891,389
Restricted cash	370,504	814,918
	$1,247,162	$1,706,307
Supplemental Schedule of Non-Cash Transactions:
Issuance of shares for property acquisition	$-	$18,750
Stock-based compensation	$98,434	$-
Issuance of shares for finders’ fees	$16,590	$-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

1.

Organization and Nature of Operations

The Company, which was incorporated in British Columbia on 11 September 1986, was previously in the business of mail-order catalogue sales through its wholly owned subsidiary, Life Force Technologies Ltd.  The subsidiary went bankrupt and was liquidated in 1991.  The Company was inactive between 20 February 1992 and 25 February 1995.

The Company engages primarily in the acquisition, exploration and development of mineral properties.  The recovery of the Company’s investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcomes of which cannot presently be determined as they are contingent on future events.

2.

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual audited financial statements.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 May 2004.

3.

Mineral Property Costs

Details of accumulated costs are as follows:

	Opening balance, 31 May 2004	Exploration and acquisition, current period	Write-offs and properties abandoned	Ending balance, 31 August 2004
Canada
Domain Project, Manitoba
Acquisition and tenure	$7,774	$-	$-	$7,774
Camp and general	2,190	300	-	2,490
Geophysical surveys	32,498	26,234	-	58,732
Line-cutting	44,427	-	-	44,427
Travel and accommodation	21,915	1,101	-	23,016
Wages and consultants	53,407	32,239	-	85,646
Manitoba exploration credit	-	(28,259)	-	(28,259)
	162,211	31,615	-	$193,826
Melville Projects, Nunavut
Acquisition and tenure	75,128	-	-	75,128
Assays and lab costs	41,591	-	-	41,591
Camp and general	1,694	500	-	2,194
Geological/Geophysical surveys	220,269	50,000	-	270,269
Wages and consultants	33,058	856	-	33,914
	371,740	51,356	-	423,096

General exploration, Canada	-	11,707	(11,707)	-

United States – Nevada
Cece Project
Acquisition and tenure	3,500	2,112	-	5,612

Balance Carry Forward	$537,451	$96,790	$(11,707)	$622,534

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

3.

Mineral Property Costs - Continued

	Opening balance, 31 May 2004	Exploration and acquisition, current period	Write-offs and properties abandoned	Ending balance, 31 August 2004
Balance Carried Forward	$537,451	$96,790	$(11,707)	$622,534

United States – Nevada
Fencemaker Project
Acquisition and tenure	10,221	6,510	-	16,731
Assays and lab costs	-	1,095	-	1,095
Travel and accommodation	1,982	595	-	2,577
Wages and consultants	2,984	843	-	3,827
	15,187	9,043	-	24,230
Golden Shear Project
Acquisition and tenure	10,687	7,919	-	18,606
Assays and lab costs	-	1,095	-	1,095
Travel and accommodation	1,982	2,831	-	4,813
Wages and consultants	2,984	9,991	-	12,975
	15,653	21,836	-	37,489
Morgan Project
Acquisition and tenure	3,500	2,288	-	5,788
Travel and accommodation	-	109	-	109
	3,500	2,397	-	5,897
Mt. Tobin Project
Acquisition and tenure	3,500	705	-	4,205
Travel and accommodation	-	109	-	109
	3,500	814	-	4,314
OM Project
Acquisition and tenure	3,500	881	-	4,381
Travel and accommodation	-	108	-	108
	3,500	989	-	4,489
Rose Project
Acquisition and tenure	3,500	4,047	-	7,547
Travel and accommodation	991	485	-	1,476
Wages and consultants	1,492	2,246	-	3,738
	5,983	6,778	-	12,761
Sawtooth Project
Acquisition and tenure	3,500	1,936	-	5,436
Travel and accommodation	-	513	-	513
Wages and consultants	-	5,054	-	5,054
	3,500	7,503	-	11,003
Spring City Project
Acquisition and tenure	3,500	1,409	-	4,909
Travel and accommodation	-	109	-	109
	3,500	1,518	-	5,018

Balance Carry Forward	$591,774	$147,668	$(11,707)	$727,735

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

3.

Mineral Property Costs - Continued

	Opening balance, 31 May 2004	Exploration and acquisition, current period	Write-offs and properties abandoned	Ending balance, 31 August 2004
Balance Carried Forward	$591,774	$147,668	$(11,707)	$727,735

Trend Project
Acquisition and tenure	58,866	-	-	58,866
Camp and general	6,033	-	-	6,033
Wages and consultants	9,596	487	-	10,083
	74,495	487	-	74,982

General exploration, US	-	5,932	(5,932)	-

South America
Other claims, Peru
Acquisition and tenure	12,554	1,814	-	14,368
Travel and accommodation	-	1,159	-	1,159
Wages and consultants	14,596	14,391	-	28,987
	27,150	17,364	-	44,514

Magma Property, Argentina	43,434	-	-	43,434

General exploration, S. America	-	2,960	(2,960)	-

Total	$736,853	$174,411	$(20,599)	$890,665

Canada

a)

Domain Project, Manitoba

In October 2003, the Company acquired, by application, a mineral exploration license covering 14,000 hectares in northern Manitoba.  This property is prospective for gold, and the Company spent $162,211 during the year ended 31 May 2004 to acquire and explore this property.  For the Company to maintain this property in good standing, an additional $76,963 must be spent on exploration before 8 May 2006.

b)

Melville Projects, Nunavut

Effective 31 December 2002, the Company and Strongbow Exploration Inc. ("Strongbow"), (formerly Navigator Exploration Corp.) were granted an option to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Diamond Corporation (“Stornoway”), (formerly Stornoway Ventures Ltd. and Northern Empire Minerals Ltd.), and Hunter Exploration Group ("Hunter").  Under the terms of this agreement, the Company and Strongbow may earn a collective interest in the properties by funding all permit acquisition costs (completed), issuing 100,000 common shares and 100,000 share purchase warrants of each company (issued 27 February 2003 at a value of $21,000) and incurring $1,000,000 in exploration expenditures (within no set timeframe).  The properties are subject to a 2% gross overriding royalty on all mineral production, including gemstone production.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

3.

Mineral Property Costs - Continued

b)

Melville Projects, Nunavut - Continued

The Company and Strongbow may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, these properties are subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.  The Company has certain directors and officers in common with Stornoway. Hunter is an unincorporated joint venture, which is at arm's length to the Company.  During the year ended 31 May 2004, Hunter assigned its interest in the Melville Properties to BHP Billiton (“BHP”).

Also during the year ended 31 May 2004, a total of 99,500 warrants issued as part of this option agreement were exercised for common shares of the Company at $0.19 per share. A total of 500 warrants expired without exercise on 11 February 2004.

c)

Takla Claims, Labrador

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996, the Company holds a 63% interest in and to certain mining claims (the “Takla Claims”) situated in Voisey’s Bay, Labrador. Certain claims in this property are subject to a Net Smelter Return (“NSR”) royalty for base metals and precious metals.

The Company retains its interest in these claims, however, due to a lack of exploration activity, all capitalized exploration and acquisition costs, totalling $617,462, were written off during the year ended 31 May 2003.

d)

Donner Properties, Labrador

Certain of the Voisey’s Bay properties located to the south of the main projects are referred to as South Voisey Bay and are owned by the Company and other third parties, and were the subject of option agreements with Donner Minerals Ltd. (“Donner”).  In March and April 2001, Donner acquired 100% of the interests from various third parties.  The effect of these acquisitions resulted in the Company, Donner and three third parties (“five parties”) holding interests in the subject properties.

By agreement dated 3 April 2001 (the “shareholders’ agreement”), the five parties agreed to vend their interests in their Voisey Bay properties for shares of a new company, SVB Nickel Company Ltd. (“SVBN”).  The Company received 830,567 shares for its property interests and the related mineral property costs were transferred to investments.  The Company currently holds an aggregate of 837,119 shares of SVBN representing a 6.56% interest (Note 4).  The properties will be explored further by SVBN, which will receive funding from the five parties by way of capital contributions.  Non-contributions, dilution of interest and third party contributions are governed by the shareholders’ agreement.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

3.

Mineral Property Costs - Continued

United States – Nevada

e)

Nevada Nine Properties

Under the terms of an agreement dated 15 April 2004 with Platoro West Incorporated (“Platoro”), the Company has an option to earn a 100% interest in nine gold properties known as CeCe, Fencemaker, Golden Shear, Morgan, Mt. Tobin, OM, Rose, Sawtooth and Spring City, located in Nevada.  To earn this interest, the Company is required, at its option, to issue shares and make cash payments on a per property basis over five years as follows:

Year(2)	Cash Payment (USD) – per property	Share Issuance -per property	Cash Payment (USD) –aggregate (each year)	Share Issuance – aggregate (each year)
1	$ -	-	$ -	202,000(1)
2	$ 5,000	25,000	$ 45,000	225,000
3	$ 7,500	25,000	$ 67,500	225,000
4	$ 10,000	25,000	$ 90,000	225,000
5+	$ 10,000	25,000	$ 90,000	225,000

(1)

Issued 25 May 2004 at a value of $28,280.

(2)

The Company may acquire a 100% undivided interest, on a per property basis, anytime after it completes the year 5 requirements by paying US$100,000 per property and issuing 25,000 common shares per property.  Alternatively, to maintain the option in good standing, the Company will be required to issue 25,000 shares per property and pay US$10,000 per property in year 5 and each year thereafter.

Each property is subject to a 2 to 4% sliding scale NSR royalty, based on the gold price.  The Company may, at its option, purchase 25% of the royalty, per property, for US$1 million, and purchase a further 25%, per property, for an additional US$1.5 million.

f)

Trend Project

On 7 July 2003, the Company entered into an agreement with Trend Resources LLC to acquire a block of mineral claims known as the Trend Project.  Under the terms of this agreement, the Company is required to make a cash payment of US$5,000 (paid 11 August 2003), and issue 25,000 common shares (issued 3 May 2004 at a value of $3,750).  The Company has also agreed to pay Trend 5% of actual exploration expenditures to a maximum of US$250,000 and to pay a cash finder’s fee of US$500 (paid), issue 2,500 common shares (issued 13 May 2004 at a value of $325) as part of the finder’s fee and pay the finder up to 5% of actual exploration expenditures on the property to a maximum of US$200,000.

The Company spent Canadian $15,629 to explore the property during the year ended 31 May 2004.  Subsequent to the end of the current fiscal year, the Company granted Nevada Contact Inc. (“Nevada Contact”) an option to acquire up to a 65% interest in the project.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

Mineral Property Costs – Continued

United States – Nevada

f)

Trend Project - Continued

To earn an initial 51% interest, Nevada Contact, over 4 years, must make cash payments and issue common shares of its parent company (Sudbury Contact Mines Ltd.) to the Company as detailed below:

Year	Cash Payment (US)	Share Issuance
0	$ 25,000	-
1	$ 25,000	25,000
2	$ 50,000	35,000
3	$ 100,000	55,000
4	$ 150,000	100,000

Nevada Contact must also incur US$1,500,000 in exploration expenditures over 4 years to gain their 51% share.  Nevada Contact may increase its interest in the project to 65% by funding a feasibility study.  Nevada Contact has a firm commitment to spend US$100,000, including maintaining the claims in good standing, in year 1.

g)

Other Claims, Peru

During the current fiscal year, the Company acquired, by application, several claims in Peru after reviewing results from the Company’s ongoing generative program in South America.

h)

Magma Property, Argentina

The Company continues to hold 5,000 hectares within the Esquel trend in Chubut province, Argentina.

i)

Finder's Fee Agreement

By agreement dated 9 July 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of US$15,000 upon acquisition of any property and up to US$250,000 (based on 10% of field expenditures on the properties).  To date, no properties subject to this arrangement have been acquired.

4.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value 31 Aug 2004	Carrying Value 31 May 2004
Ventura Gold Corp.	175,882	minimal	$3,518	$3,518
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	1,200
SVB Nickel Company Ltd. (Note 3f)	837,119	6.56%	104,806	104,806
			$113,024	$113,024

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

4.

Investments - Continued

As market values are not necessarily indicative of realizable value, all investments are carried at the lower-of-cost or net realizable value.  The carrying values at 31 August 2004 represent current market values as determined by management.

Playfair Mining Ltd. and the Company have two directors in common.

5.

Share Capital

a)

Details are as follows:

	Number	Amount
Authorized:
100,000,000 common shares without par value

Issued and fully paid:
Balance – 31 May 2002	25,676,978	$ 23,168,412

Issuance of shares for property	225,000	34,500
Issuance of share for finder’s fees	57,767	7,432
Issuance of shares for cash	6,950,000	1,251,000
Share issuance costs	-	(156,909)
Balance – 31 May 2003	32,909,745	24,304,435

Issuance of shares for property	334,500	51,105
Issuance of shares for cash	293,500	51,956
Stock-based compensation	-	16,570
Balance – 31 May 2004	33,537,745	24,424,066

Issuance of shares for cash	3,500,000	700,000
Issuance of share for finder’s fees	82,950	16,590
Stock-based compensation	-	98,434
Share issuance costs	-	(95,597)
Balance – 31 August 2004	37,120,695	$ 25,143,493

b)

Private Placement

On 14 July 2004, the Company completed a private placement of 3,500,000 units at $0.20 per unit for gross proceeds of $700,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable to acquire one common share of the Company at a price of $0.25 per share until 15 July 2006.  As part of this private placement, the Company paid commission equal to 8% of the gross proceeds, of which $51,410 was paid in cash and the balance in units of the Company on the same terms as the offering.  In addition, the Company paid a corporate finance fee of 60,000 additional units, each unit consisting of one common share and one common share purchase warrant exercisable at $0.25 per share until 15 July 2006 and the Company issued 350,000 agent’s warrants.  Each agent’s warrant is exercisable at $0.20 per share until 15 July 2006.  All securities issued as part of this private placement are subject to a four-month hold period that expires 15 November 2004.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

5.

Share Capital - Continued

c)

Stock Options

The Company’s schedule of stock options is as follows:

	Number of Shares	Exercise Price per Share	Expiry Date
Balance - 31 May 2002	530,000	$ 0.15	11 April 2004
Options granted	1,485,000	$ 0.15	17 February 2008
Balance - 31 May 2003	2,015,000	$ 0.15
Options granted	135,000	$ 0.19	8 January 2009
Options expired	(20,000)	$ 0.15	24 June 2003
Options expired	(415,000)	$ 0.15	11 April 2004
Options exercised	(115,000)	$ 0.15	11 April 2004
Balance - 31 May 2004	1,600,000	$ 0.15 - $ 0.19	February 2008 – January 2009
Options granted	850,000	$0.175	17 June 2009
Options expired	(100,000)	$0.15	17 February 2008
Balance – 31 Aug 2004	2,350,000

A summary of outstanding options as at 31 August 2004 is as follows:

Shares	Type	Exercise Price	Expiry Date
1,225,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
100,000	Insiders	$ 0.19	8 January 2009
35,000	Employees	$ 0.19	8 January 2009
750,000	Insiders	$0.175	17 June 2009
100,000	Employees	$0.175	17 June 2009
2,350,000

d)

Warrants

As at 31 August 2004, the Company had share purchase warrants outstanding as follows:

	Shares	Exercise Price
Warrants outstanding – 31 May 2004	-	$-

Warrants expiring 15 July 2006	1,821,475	$0.25
Warrants expiring 15 July 2006	350,000	$0.20
Warrants outstanding – 31 August 2004	2,171,475

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

5.

Share Capital - Continued

e)

Stock-Based Compensation

During the year ended 31 May 2004, the Company adopted, on a prospective basis, full fair value accounting for all stock-based compensation.  During that year, the Company granted options to purchase up to 135,000 shares of the Company’s stock to employees and non-employees of the Company, with an exercise price of $0.19.  A fair value for these options of $16,570 has been recorded as stock-based compensation expense in the prior fiscal year.  An additional $98,434 was recorded as stock-based compensation expense during the three months ended 31 August 2004, representing the estimated fair value of the 850,000 stock options that vested during the first quarter.

The fair value of each option grant that has vested during the current period ending 31 August 2004 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield

0.0%

Expected stock price volatility

74.7%

Risk-free interest rate

4.27%

Expected life of options

5 years

f)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns. The flow-through shares were issued in May 2003 and the Company has until 31 December 2004 to spend the remaining balance.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred during the year ended 31 May 2003	52,813
Flow-through funds on hand at 31 May 2003	$947,987
Expenditures incurred during the year ended 31 May 2004	482,806
Flow-through funds on hand at 31 May 2004	$465,181
Expenditures incurred during the three months ended 31 August 2004	94,677
Flow-through funds on hand at 31 August 2004	$370,504

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

6.

Commitment and Contingency

Management Services Agreement

Administration services fees were paid to International Northair Mines Ltd., a company with certain directors in common under the terms of a 1 August 1999 management and cost sharing agreement.  This agreement was for an initial term of two years until 1 August 2001 and automatically renews unless either party gives the other party three months notice in writing.

7.

Related Party Transactions

Related party transactions not noted elsewhere in these interim financial statements are as follows:

a)

As at 31 August 2004, the amount due to related party consisted of $35,864, (31 May 2004 - $14,154), due to International Northair Mines Ltd. (“Northair”), a company with certain directors and officers in common. This amount is non-interest bearing, unsecured and due on demand.

b)

Pursuant to an agreement with Northair, the Company receives administrative services from Northair for a fee, fixed annually and paid monthly. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal period, $27,000 (2003 - $45,000) was paid to Northair for its services.

c)

As at 31 August 2004, the Company had a $5,400 (31 May 2004 - $nil) receivable for shared exploration expense from Tenajon Resources Corp., a company with certain directors and officers in common.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Income Taxes

The Company has approximately $14,569,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $1,171,500 which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2007	$170,000
2008	229,000
2010	427,500
2011	345,000
$1,171,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

9.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, restricted cash and short-term investments, accounts receivable, reclamation bond, investments, accounts payable and amounts due to an affiliated company.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

10.

Segmented Information

Details on a geographical basis are as follows:

31 August 2004	Canada	United States	South America	Total
Assets	$2,013,102	$205,155	$87,948	$2,306,205
Capital Expenditures	$94,678	$59,409	$20,324	$174,411
Loss for the Period	$158,886	$5,932	$2,960	$167,778

31 May 2004	Canada	United States	South America	Total
Assets	$1,575,678	$151,678	$70,584	$1,797,940
Capital Expenditures	$495,537	$239,459	$66,417	$801,413
Loss for the Year	$417,763	$199,279	$34,909	$651,951

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The US Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the US.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under US GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower-of-cost or market.  There is no comprehensive income category in Canada.  During the current period, and as at 31 May 2004, the Company’s comprehensive income was immaterial for the financial statements disclosure purposes.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) - Continued

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for US purposes, the properties have been written off.

c)

Under US GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with US GAAP treatment.  From 1 June 2002 to 31 May 2003, under US GAAP, stock compensation expense was recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  From 1 June 2003, the company adopted new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, FAS 123.  The company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

e)

The impact of the differences described above between Canadian and US GAAP on the loss for the period is as follows:

	Three Months Ended 31 Aug 2003	Three Months Ended 31 Aug 2004	Year Ended 31 May 2004	Cumulative Amounts from 25 February 1995 to 31 Aug 2004
Loss for the period - CDN basis	$(133,347)	$(167,778)	$(651,951)	$(18,980,637)
Write-off of mineral properties	(177,803)	(153,812)	(566,700)	(890,665)
Stock compensation expense	-	-	-	(1,981,875)
Loss for the period - US basis	$(311,150)	$(321,590)	$(1,218,651)	$(21,853,177)
Loss per share for the period - US basis	$(0.01)	$(0.01)	$(0.04)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

f)

The impact of the differences described above between Canadian and US GAAP on the deficit, as reported, is as follows:

	Three Months Ended 31 Aug 2003	Three Months Ended 31 Aug 2004	Year Ended 31 May 2004	Cumulative Amounts from 25 February 1995 to 31 Aug 2004
Deficit - Prior to exploration stage - US basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,294,255)	(18,980,637)	(18,812,859)	(18,980,637)
Write-off of mineral properties	(347,956)	(890,665)	(736,853)	(890,665)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - US basis	(20,624,086)	(21,853,177)	(21,531,587)	(21,853,177)
Deficit - US basis	$(24,554,390)	$(25,783,481)	$(25,461,891)	$(25,783,481)

g)

The impact of the differences described above between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Other Comprehensive Income	Total
	Number	Amount
Shareholders’ equity as at 31 May 2001
- CDN basis	25,626,978	$23,162,412	$(3,930,304)	$(15,907,877)	$-	$3,324,231
Write-off of mineral properties	-	-	-	(739,779)	-	(739,779)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’ equity as at 31 May 2001
- US basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,584,452

Shareholders’ equity as at 31 May 2002
- CDN basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’ equity as at 31 May 2002
– US basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$-	$2,013,699

Shareholders’ equity as at 31 May 2003
- CDN basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$-	$2,213,223
Write-off of mineral properties	-	-	-	(170,153)	-	(170,153)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’ equity as at 31 May 2003
– US basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$-	$2,043,070

Shareholders’ equity as at 31 May 2004
- CDN basis	33,537,745	$24,424,065	$(3,930,304)	(18,812,859)	$-	$1,680,903
Write-off of mineral properties	-	-	-	(736,853)	-	(736,853)
Stock compensation expense	-	1,998,445	-	(1,998,445)	-	-
Shareholders’ equity as at 31 May 2004
- US basis	33,537,745	$26,422,510	$(3,930,304)	$(21,548,157)	$-	$944,050

Shareholders’ equity as at 31 Aug 2004
- CDN basis	37,120,695	$25,143,493	$(3,930,304)	(18,980,637)	$-	$2,232,552
Write-off of mineral properties	-	-	-	(890,665)	-	(890,665)
Stock compensation expense	-	115,004	-	(115,004)	-	-
Shareholders’ equity as at 31 Aug 2004
- US basis	37,120,695	$25,258,497	$(3,930,304)	(19,986,306)	$-	$1,341,887

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to the Interim Consolidated Financial Statements
31 August 2004
Unaudited – Prepared by Management - Canadian Funds

12.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

13.

Subsequent Events

a)

In September 2004, the Company announced that it had acquired an option to earn up to a 60% interest in the Troy Property in Ontario from Troon Ventures Ltd. (“Troon”).  Under the terms of this agreement, the Company may earn a 51% interest in the property by paying $75,000 in cash, issuing 500,000 common shares and incurring $1,300,000 in exploration over a four year period.  The Company may increase its interest in the property to 60% by spending an additional $700,000 on exploration within another year.  Upon receipt of regulatory approval, the Company will issue 25,000 common shares to Troon and will be committed to spend $125,000 in exploration during the first year of the agreement.

b)

The Company’s option agreement with Nevada Contact Inc. (“Nevada Contact”) on the Trend Project in Nevada (Note 3) was sold by Sudbury Contact Inc. to Agnico-Eagle Mines Ltd. (“Agnico-Eagle) effective 30 September 2004.  Agnico-Eagle held a 44% interest in Sudbury Contact (now Contact Diamond Corporation) prior to this transaction.